Exhibit 99.1

Autolus announces changes to its Board and Management Team

August 4, 2020

Dr. Jay T. Backstrom appointed to board of directors

LONDON, Aug. 04, 2020 (GLOBE NEWSWIRE) — Autolus Therapeutics plc (Nasdaq: AUTL), a clinical-stage biopharmaceutical company developing next-generation programmed T cell therapies, today announced the appointment of Dr. Jay T Backstrom to its Board of Directors, effective August 1, 2020. Dr. Backstrom currently serves as EVP, Head of Research & Development at Acceleron Pharma Inc (Acceleron) and prior to that served as Chief Medical Officer and Head of Regulatory Affairs at Celgene Corporation. Additionally, the Company announced that Dr. Nushmia Khokhar has been promoted to Senior Vice President, Clinical Development, and will take over the medical leadership role at Autolus. Dr. Khokhar is a board-certified oncologist with extensive early and late stage clinical development experience, having led several successful registration trials within the industry including the global daratumumab program at Janssen Oncology. Dr. Vijay Peddareddigari, Senior Vice President, Chief Medical Officer, is leaving the Company to return to the US.

“We are delighted with Dr. Jay Backstrom’s appointment to the Board of Directors. Jay brings a wealth of oncology development, regulatory and portfolio strategy experience to the board. Under his leadership Celgene has developed a broad range of therapeutics, including small molecules, biologicals and CAR T programs, in one of the industry’s most significant hemato-oncology pipelines,” said Dr. Christian Itin, chairman and chief executive officer of Autolus. “It is my pleasure to congratulate Dr. Nushmia Khokhar on her appointment as Senior Vice President, Clinical Development and on joining the executive team. Nushmia has been instrumental in overseeing the development of our clinical programs and we look forward to her continued strong leadership. I would also like to thank Vijay for his significant contributions to Autolus and wish him well in his future endeavors. Over the past four years he has played a key leadership role in establishing and executing the clinical development strategy to advance our programmed T cell therapies.”

Dr. Backstrom currently serves as EVP, Head of Research & Development at Acceleron, a role that he has held since December 2019. Prior to that, he spent 10 years at Celgene where he latterly served as Chief Medical Officer and Head of Regulatory Affairs with a focus in hematology/oncology. Prior to Celgene, he served as Vice President, Global Medical Affairs and Safety at Pharmion. Dr. Backstrom began his career in industry in 1990 at Marion Merrell Dow and continued as part of its successor companies including Hoechst Marion Roussel, where he held positions in Clinical Research and Global Drug Surveillance and Pharmacoepidemiology. He also spent nearly three years at Quintiles in Medical and Scientific Services, including Therapeutic Head, Cardiovascular, Respiratory and Critical Care, where he oversaw extensive clinical work across a variety of cardiovascular and pulmonary diseases.

Prior to his move to industry, Dr. Backstrom served as staff physician and Medical Director of the Samuel U. Rodgers Community Health Center in Kansas City, Missouri. Dr. Backstrom holds an M.D. from Temple University School of Medicine and received post-graduate training in Internal Medicine at Temple University Hospital. He also earned a Master’s in Public Health from Saint Louis University School of Public Health.

About Autolus Therapeutics plc

Autolus is a clinical-stage biopharmaceutical company developing next-generation, programmed T cell therapies for the treatment of cancer. Using a broad suite of proprietary and modular T cell programming technologies, the company is engineering precisely targeted, controlled and highly active T cell therapies that are designed to better recognize cancer cells, break down their defense mechanisms and eliminate these cells. Autolus has a pipeline of product candidates in development for the treatment of hematological malignancies and solid tumors. For more information please visit www.autolus.com.

Contact:

Lucinda Crabtree, PhD

Vice President, Investor Relations and Corporate Communications

+44 (0) 7587 372 619

l.crabtree@autolus.com

Julia Wilson

+44 (0) 7818 430877

j.wilson@autolus.com

Susan A. Noonan

S.A. Noonan Communications

+1-212-966-3650

susan@sanoonan.com